N E W S R E L E A S E

January 27, 2011

Bisha Commissioning and Resource Expansion on Track

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to advise the Bisha Mine commissioning is progressing as planned and its resource expansion program is well under way.

Nevsun’s President Cliff Davis states “We are very pleased with the commissioning program to date.  As the plant moves into steady state operations, we continue to increase feed grade to the mills as gold recovery is at or above schedule.  Thanks to the hard work of the Bisha team, their contractors and the continued support from the State of Eritrea, we are on track to be a mid-tier gold producer by the end of this quarter.”

Bisha Resource and Reserve Expansion Program

The 2011 Resource and Reserve Expansion Program for Bisha is expected to increase mine life and enable throughout expansion.  The program includes drilling incremental resources and increasing the classification of existing resources.

“In addition to achieving commercial gold production this quarter, our second major objective for the year is to expand Bisha’s reserves and resources,” states Davis.  “Through infill drilling and updated resource models, we expect significant increases to our copper, gold, and zinc reserves, in addition to expanding the total resource base through in-pit, step-out and satellite deposit drilling.”

The program aims to expand resources and reserves in four ways:

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Resource and reserve restatement with recent metals pricing - end Q1 2011

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Drilling satellite deposit Harena – drill results in February 2011, resource statement in end Q1 2011

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Drilling Hanging Wall Copper adjacent to Bisha pit – drill results in Q2; resource statement by end of Q4 2011

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Infill drilling deep primary sulphide material under Bisha Main pit – drilling in Q2; resource statement by end of Q4 2011

The first new resource and reserve statement for Bisha is expected late this quarter, incorporating more recent metals pricing and other updated mine plans than the previous 2006 estimates.  Later in 2011, subject to drill results, the Company expects a second increase to Bisha’s resource and reserves by including results from the Hanging Wall Copper and its infill deep drilling at Bisha Main.

The Harena drilling program concluded just before the holidays in December 2010, after 2,449m of diamond drilling.  Assays are due in February, with the objective of generating an incremental resource statement and applying for a mining license later this year so the oxide gold material can be co-processed with Bisha Main’s ore.

The program to drill the Hanging Wall Copper has commenced with two drills mobilizing to site.  The program is budgeted for up to 12,000m over three months.  After this program, the drills will move to Bisha Main, where deep drilling will commence.  The program is budgeted for 14,000m of drilling, to infill drill the Bisha Main pit resources to 450 m, with the objective of increasing the classification and quantity of resources.

Forward Looking Statements: The above contains forward-looking statements concerning development progress, planned exploration and development drilling and potential resource re-statements.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-02.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com